

July 1, 2009

By U.S. Mail and Facsimile to: (702) 262-5039

Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, NV 89120

      Re: **Global Cash Access Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 001-32622

Dear Mr. Betts:

      We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

General

1.   We note your risk factor disclosure on page 15 that your five largest customers
        accounted for approximately 34% of your revenue and your largest customer
        accounted for 16.2% of your revenue in 2008. Please include a discussion
        regarding customer concentration in the business section of future filings. Please
        tell us the name of any customers accounting for more than 10% of your revenues
        and include this information in future filings. In addition, it appears from your
        risk factor disclosure that certain of the contracts with your largest customers may
        be material contracts. However, it does not appear that any of these contracts
        have been filed as exhibits to the Form 10-K. Please direct us to the location of
        these agreements or amend to include these agreements as exhibits in accordance
        with Item 601 of Regulation S-K.

2.   We note that you are in the process of obtaining licenses in certain jurisdictions.
        In light of this disclosure, please disclose to the staff, and include in future filings,
        a table which identifies the geographic distribution of your business and notes the
        jurisdictions in which you have not received final approval of your license. In
        jurisdictions where you have not received a license but have a material presence,
        please include disclosure regarding the status of such license and a risk factor, if
        appropriate, regarding loss of business for that jurisdiction.

Privacy Regulations, page 13

3.   We note that you are subject to privacy regulation that requires you to not disclose
        certain information to unaffiliated third parties and to safeguard and protect non-
        public information. Please explain to the staff how your business model operates
        within this context given that it appears that you regularly use personal
        information to add to a database which is shared among your casino customers.
        Please address the language in your risk factor on page 26 that states you may
        "have in the past failed or now or in the future fail to comply with applicable law"
        and discuss what measures you have taken to ensure compliance with existing
        privacy regulations.

Item 1A. Risk Factors

Our indebtedness could materially adversely affect our operations and financial results…, page 16

4.   In future filings, please elaborate on "covenants that limit [your] ability to engage in activities that [you] believe to be in [your] long-term best interests" that you reference.

The loss our sponsorship in to the Visa U.S.A., Visa International and Mastercard associations would have a material adverse effect on our business, page 19

5.   Please explain to the staff and include in future filings:
   - what percentage of your business relies on transactions with this association and the impact of losing this association;
   - what steps you have taken to find an alternate sponsor and an estimate of the costs involved; and
   - how difficult it is to obtain sponsorship and why you view failure to obtain it as a material risk.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

ATM Funding Agreements, page 58

6.   Please revise future filings and tell us why you believe that cash usage fees should be characterized as interest expense and reported outside of your cost of revenues. Please specifically address how you concluded this was appropriate in light of the fact that you do not actually own the cash, do not report the cash as an asset, or report a related liability on your balance sheet.

Other Intangible Assets, page 60

7.   Please revise future filings to disclose the reason for the material increase in computer software intangibles during 2008, particularly in light of the fact that you did not record significant computer software intangibles in connection with the acquisitions completed during 2008.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons; Extensions of Credit from Arriva Card, Inc., page 13

8.   Please disclose to the staff whether any related person has an outstanding balance in excess of $120,000 on their existing Arriva account.

Compensation Discussion and Analysis, page 33

9.   Please tell us why you have not disclosed the performance targets utilized in determining the annual incentive bonus amounts for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific revenue and earnings before interest, taxes, depreciation and amortization targets that were used. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

10.   Please tell us the methodology used by the compensation committee to determine the level of each compensation element. For example, we note that your named executive officers were awarded stock options during the 2008 fiscal year. Please describe how the compensation committee determined those awards. Refer to Item 402(b)(1)(v) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

11.   You incorporate certain exhibits by reference to your Registration Statement on Form S-1 (File No. 333-123514). The Form S-1, in turn, incorporates those exhibits by reference to certain filings made by Global Cash Access, Inc. Please revise future filings to incorporate exhibits by reference directly to the filing in which they were made.

Form 8-K filed February 23, 2009

12.   Please update the staff with regard to the dispute resolution with USA Payments or alternative service agreements now that the 180 day period is nearing an end.

Form 8-K filed April 2, 2009

13.   Please explain to the staff the circumstances regarding the findings of the
        Mississippi Gaming Commission and whether your affiliations with Messrs.
        Maskatiya and Cucinotta as security holders or service providers will have any
        impact on your ability to conduct business in Mississippi. Please tell us whether
        your existing business relationships with Messrs. Maskatiya and Cucinotta will
        change as a result of these findings. In addition, please tell us the current status
        with regard to your license to conduct business in Mississippi.

Form 8-K filed June 10, 2009

14.   Please elaborate on the circumstances leading to the allegations that "GCA, its
        founding stockholders and certain of GCA's management undertook actions that
        demonstrate that GCA is not suitable under the Department's standards to act as a
        provider of gaming services to Native American tribes conducting gaming in
        Arizona." In addition, please tell us if you have permission from the Arizona
        Department of Gaming to continue to operations while you await your informal
        settlement conference or formal hearing.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide
a draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3493 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney